SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Closing price:

NETC4: R$ 26.30/share (BM&FBOVESPA)

NETC: US$ 13.67/ADR (Nasdaq)

Total number of shares: 342.963.601

FINANCIAL PERFORMANCE AND LIQUIDITY – CONSOLIDATED 1Q12

São Paulo, April 26, 2012 – Net Serviços de Comunicação S.A. (BM&FBOVESPA: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable operator in Brazil and Latin America, offering integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and Voice, in association with Embratel (“NET Fone via Embratel”), announces today its results for the first quarter ended March 31, 2012 (“1Q12”).

During the first quarter of 2012, Embratel Participações S.A. ("Embrapar") acquired the indirect control of the Company, as a result of completing the purchase of 1,077,520 common shares issued by GB Empreendimentos e Participações S.A. ("GB"), the Company’s controlling entity, previously owned by Globo Comunicação e Participações S.A. As a result of the acquisition, Embrapar and its subsidiary Empresa Brasileira de Telecomunicacoes SA - Embratel ("Embratel") now hold, directly and indirectly, through the GB, 92.2% of the Company’s total share capital.

On April 5, 2012, were resolved at an Extraordinary General Meeting, the cancellation of the publicly-held company and discontinuity of differentiated practices of corporate governance of Level 2 of BM&FBOVESPA, both conditional upon the achievement of a public offering unified for the acquisition of all common and preferred shares issued by the Company, including shares traded on the Nasdaq and Latibex (Unified OPA). In addition, the minority shareholders elected Banco BTG Pactual S.A.to prepare the appraisal report on the economic value of the Company, for the purposes of this Unified OPA.

Net Serviços de Comunicação S.A.
Consolidated Income Statements		1T12	1T11%
(R$ thousands)

Net revenues		1,838,506	1,563,891	17.6
Operating costs		(902,295)	(768,503)	17.4
Selling, general and administrative expenses		(422,820)	(343,926)	22.9
EBITDA	(a)	513,391	451,462	13.7
EBITDA Margin		27.9%	28.9%
Depreciation and amortization		(305,965)	(249,536)	22.6
Net foreign exchange and monetary variation		30,559	25,340	20.6
Finance expenses		(102,787)	(112,150)	(8.3)
Finance income		39,375	43,857	(10.2)
Income before taxes		174,573	158,973	9.8
Taxes		(59,975)	(52,462)	14.3
Net income		114,598	106,511	7.6

(a)    EBITDA does not represent an accounting item or cash flow for the periods in question, Therefore, EBITDAshould not be considered an alternative measure of net income, an isolated indicator of operating performance or an alternative to cash flow as a source of liquidity, Since EBITDA is not an accounting item, companies may conduct specific interpretations, which means that the definition of EBITDA may not be comparable with the definitions adopted by other companies,

Net Revenue increase 17.6%, totaling R$1,838.5  million in the 1Q12  compared to R$1,563.9 million in the 1Q11, mainly driven by the expansion of the subscriber base.

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$513.6 million in the 1Q12 compared to R$451.5 million in the 1Q11, therefore an increase of 13.7%

The Company recorded in the 1Q12  Net Income of R$114.6 million, an increase of 7.6% comparing to R$106.5 million recorded in the 1Q11.

Net Serviços de Comunicação S.A.
Consolidated Balance sheet on December 31,
(R$ thousands)
	1Q12	1Q11		1Q12	1Q11
Assets			Liabilities
Total current assets	1,384,424	1,587,689	Total current liabilities	1,793,953	1,300,928
Total non-current assets	7,465,334	7,019,514	Total non-current liabilities	2,753,368	3,385,098
			Stockholders’ equity	4,302,437	3,921,177
Total Assets	8,849,758	8,607,203	Total Liabilities and Stockholders’ Equity	8,849,758	8,607,203

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 26, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.